# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kezar Life Sciences, Inc., CIK 0001645666
CUSIP: 49372L209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001214659-24-017295
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 664,314; sole dispositive power 0; shared dispositive power 664,314; aggregate amount beneficially owned 664,314 (9% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners III, Inc. ("TCP III"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 7,371,527 shares of Common Stock outstanding as of March 23, 2026, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on March 27, 2026.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 664,314; sole dispositive power 0; shared dispositive power 664,314; aggregate amount beneficially owned 664,314 (9% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 272,272; sole dispositive power 0; shared dispositive power 272,272; aggregate amount beneficially owned 272,272 (3.7% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 392,042; sole dispositive power 0; shared dispositive power 392,042; aggregate amount beneficially owned 392,042 (5.3% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Kezar Life Sciences, Inc.
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on October 8, 2024. Items 2, 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Statement is filed by TCM, a Delaware limited liability company that is the general partner of Tang Capital Partners, LP ("TCP") and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; TCP III, a Nevada corporation that is indirectly wholly owned by TCP; Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV"); and Concentra Biosciences, LLC, a Delaware limited liability company controlled by TCP ("Concentra" and, collectively with TCM, Kevin Tang, TCP, TCPI, TCP III and TCP IV, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP, TCPI and Concentra is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV. Kevin Tang is the Chief Executive Officer of Concentra.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

Tender and Support Agreement:

On March 30, 2026, in connection with the execution of the Agreement and Plan of Merger, dated as of March 30, 2026 by and among the Issuer, Aurinia Pharma U.S., Inc., Aurinia Merger Sub, Inc. and Aurinia Pharmaceuticals, Inc. (the "Merger Agreement," attached as Exhibit 3), the Reporting Persons entered into a tender and support agreement (attached as Exhibit 4) pursuant to which the Reporting Persons agreed, among other things, (i) to tender all of the Shares held by the Reporting Persons (the "Subject Shares"), subject to certain exceptions (including the valid termination of the Merger Agreement), and (ii) to certain other restrictions on its ability to take actions with respect to the Issuer and the Subject Shares.

Rescission of Acquisition Proposal:

Concentra has also rescinded the acquisition proposal to acquire 100% of the equity of the Issuer that was originally sent on October 8, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 664,314 shares of the Issuer's Common Stock, representing 9.0% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: There have been no transactions in the Issuer's Common Stock during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on October 8, 2024 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (filed as Exhibit 2 of the 13D filed on October 8, 2024 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Agreement and Plan of Merger, dated as of March 30, 2026, by and among the Issuer, Aurinia Pharma U.S., Inc., Aurinia Merger Sub, Inc. and Aurinia Pharmaceuticals, Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on March 30, 2026).
Exhibit 4: Form of Tender and Support Agreement, dated as of March 30, 2026, by and among Aurinia Pharma U.S., Inc., Aurinia Merger Sub, Inc., the Issuer and the stockholders party thereto (filed as Exhibit 10.1 of the Issuer's Current Report filed on Form 8-K on March 30, 2026).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (04/01/2026)
- KEVIN TANG: /s/ Kevin Tang, Self (04/01/2026)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/01/2026)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (04/01/2026)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (04/01/2026)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (04/01/2026)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (04/01/2026)